SEQUENOM™

The Renaissance of Genetics Annual Report 2001

SEQUENOM™

Contents









THE COVER: *The Golden Mean is a ratio of 1:1.618. The Golden Mean (or Golden Section) was derived by the ancient Greeks. Euclid, the father of modern geometry, first noticed the many fascinating qualities of this ratio about the year 300 B.C. The artists of the Renaissance called this ratio the Divine Proportion. Leonardo da Vinci used the ratio when creating his paintings. Many of the Renaissance printers also discovered that by utilizing the ratio of 1:1.618 they could create a feeling of order in their books. The size of this document (6.79 inches in width by 11 inches in height) is in this ratio. These classic proportions are also used as a template for the placement of typography and images on the page.*

When the Golden Section is diagrammed and the corners of all the rectangles are connected, a spiral is formed. This line is present in many natural forms – the spiral formed by a shell or the curve of a fern, for example. It is a symbol of Renaissance ingenuity. Today, the Golden Mean equivalent is the lines of the double helix, representing DNA – the letters of life.

This annual report contains forward-looking statements. When used in this annual report, the words "anticipate", "believe", "estimate", "will", "intend", "potential", "goals" and "expect" and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in any such forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied, by any such forward-looking statement contained in this annual report. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in our filings from time to time with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2001. We are under no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Preface

IN WORLD HISTORY, the Renaissance *(14th-17th Centuries)* was characterized by tremendous progress in the arts, architecture, culture, philosophy, mathematics and science. Perspective shifted to the three-dimensional, and the perfection of the dome revolutionized architecture. Humanism prevailed, emphasizing the dignity and worth of the individual. It was a time of avid and daring exploration and discovery, with the development of maps, the invention of the compass, and the first complete circumnavigation of the globe. Innovation was unparalleled, and the introduction of Gutenberg's printing press and movable type ushered in a new era of literature



with a more efficient, inexpensive means of delivering information to the masses. Scholars, now armed with identical texts, collaborated. It was a time in which long-standing beliefs were tested, and a new world order was created.

Today, at SEQUENOM, Inc., we are witnessing a Genetic Renaissance in the field of discovery genetics of an order and magnitude never before imagined. To date, SEQUENOM has discovered more than 120 high-impact candidate disease genes, with each indicating a potential impact on the health of more than 8 million individuals in the United States alone.


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SEQUENOM is armed with an advanced genotyping platform, a tremendous number of assays for genetic markers and well-characterized sample populations of both healthy and diseased individuals. Combined with its ability to look at thousands of genetic markers in thousands of individuals and then determine the overall association of genes in the human genome with regard to human disease and human health, SEQUENOM has distinguished itself as a world-leading discovery genetics company.

The Genetic Renaissance taking place at SEQUENOM parallels the tremendous period of *Growth*, *Innovation*, *Exploration and Discovery* witnessed during the Renaissance.



INNOVATION

The perfection of the printing press and movable type ushered in a new era of literature with a more efficient, inexpensive means of delivering information to the masses.



INNOVATION

SEQUENOM's MassARRAY 200K™ system is believed to be the most powerful genotyping platform of its kind, and the first technology that allows accurate, high-throughput genome-wide screens of large populations at viable costs. It has the potential to complete genetic studies at a level never before possible.



DISCOVERY

The Renaissance was characterized by the discovery in the visual arts of projective perspective. Its function was to recreate three-dimensional physical reality on two-dimensional surfaces. The key to this achievement was understanding the underlying, physical properties of structures so that dimensional representation could be reproduced on a flat surface.



DISCOVERY

Perspective allows a precise focus on the center. If the rules of perspective are understood, discovery is a focused process instead of a rare event. SEQUENOM's perspective on the human genome is to provide a clear understanding of genetic events and the variations that transform genes into disease genes.


AMERICA SIVE NOVVS ORBIS RESPECTV EVROPAEORVM INFERIOR GLOBI TERRESTRIS PARS · 1596
EL MAR PACIFICO
TERRA AVSTRALIS
MAGALLANICA

EXPLORATION

The Renaissance was a time of avid and daring exploration and discovery, with the development of maps, the invention of the compass, and the first complete circumnavigation of the globe.


Chromosome 05
SBX1F5
Chromosome 19
ETFBX
Chromosome 12
MATK17
Chromosome 12
PSG14
Chromosome 20
CNN1
Chromosome 14
LGALS2
Chromosome 7
ZNF36A

EXPLORATION

Today, SEQUENOM is charting new territory in the history of genetics, with discovery of candidate disease genes, the exploration and validation of their efficacy in treating disease, and the potential development of highly effective, targeted diagnostics and therapies.

SECTION I: GROWTH



To Our Shareholders

THE RENAISSANCE OF GENETICS

By way of the Gregorian calendar, more than a millennium had passed before the intellectual and commercial elite living in the heart of Italy recreated and dramatically refined the forms of art and culture that had evolved in Athens and Rome, laying the foundation for what could be considered the culturally richest period in the history of mankind – the Renaissance. Given that less than two years have passed since the completion of the Human Genome Project, and in light of the fact that scientists have not yet reached agreement as to the number of genes in the human genome, is it appropriate to speak of the Renaissance of Genetics? I believe it is.

Genetics is a continuously evolving field of science. In the context of medicine and pharmaceuticals, genetics research is – and has always been driven by a fundamental assumption: knowledge of a gene involved in the development of a particular disease enables scientists to conceptualize their research with tremendous focus around that genetic culprit. Based on that assumption, scientists can then bypass the investigation of endless options of potential interference within a pathophysiological process suggested by classical biology and, more recently, by the aggressively evolving field of functional genomics. In short, genetics research is driven by the desire to know that a gene, or the gene's pathway, affects human health, before time and money are spent to investigate that very gene and pathway. Geneticists want to avoid the ultimate disappointment – the realization that a scientifically sound rationale, at least from the standpoint of cause-and-effect observed in a biological system, does not hold up in the human body. For pharmaceutical companies, this realization is always costly, in terms of both time and money.

"At SEQUENOM, true population genetics – in which genetic markers for virtually every gene in the human genome can be measured in tens of thousands of individuals – is a reality today."

So where, you ask, is the Renaissance? While the fundamental values of genetics prevail and are widely accepted, it is fair to say that tangible results, at least from a pharmaceutical perspective, are rare. Specifically, the field of genetics has failed to deliver when it comes to elucidating the genetic components of major diseases that have an impact on the health of significant portions of the population. But at SEQUENOM, we believe that this is changing dramatically.

The characteristics of today's genetic studies enabled by SEQUENOM's advanced genotyping platforms significantly outperform the approaches that were considered state-of-the-art until recently. While conventional studies may use 400 genetic markers, SEQUENOM geneticists have access to nearly 400,000 single nucleotide polymorphism (SNP) assays. Conventional linkage studies within family pedigrees are replaced by association studies that involve thousands of well-characterized individuals. And the resulting statistical discrimination power enables segregation and analysis of all phenotypic information available for a study's population. Truly, a Renaissance of Genetics.

At SEQUENOM, true population genetics – in which genetic markers for virtually every gene in the human genome can be measured in tens of thousands of individuals – is a reality today.

During the past year, SEQUENOM experienced a period of growth, innovation, development and discovery unlike any other in our short history, and established a strong leadership position in the aggressively emerging high-throughput genotyping market.

THE COMPANY'S 2001 HIGHLIGHTS ILLUSTRATE SEQUENOM'S GROWTH:

☛ **Expansion of candidate disease gene portfolio.** SEQUENOM has discovered more than 120 high-impact candidate disease genes, each indicating a potential impact on the health of more than 8 million individuals in the United States alone. Initial candidate portfolios

"The Company expects to complete screening of virtually all genes in the human genome and identify additional high-impact candidate disease genes, which the currently available data suggest may total up to approximately 400, by the middle of 2002."

are under investigation in various disease areas including diabetes, osteoporosis, osteoarthritis, cardiovascular disease, anxiety and depression. SEQUENOM owns 12 patents and more than 50 pending patent applications based on these disease associations. The Company expects to complete screening of virtually all genes in the human genome and identify additional high-impact candidate disease genes, which the currently available data suggest may total up to approximately 400, by the middle of 2002.

☛**Acquisition of Gemini Genomics.** Through its acquisition of Gemini Genomics PLC, SEQUENOM obtained valuable disease specific and clinically well-characterized DNA banks. In total, Gemini Genomics secured access to roughly 100,000 samples that are complemented by more than 20 million clinical data points. These resources enhance the Company's capabilities to further characterize its disease gene candidates and perform disease gene association studies in large-market disease areas.

☛**The organization of SEQUENOM into two business units.** The two business units, SEQUENOM Genetic Systems and SEQUENOM Pharmaceuticals, capitalize on the Company's MassARRAY™ technology platform, SNP assay portfolio, disease gene discovery programs and extensive DNA sample repository. The Genetic Systems unit is dedicated to the management and support of the Company's MassARRAY hardware, consumables and software product offerings and the provision of genetic services to customers. The Pharmaceuticals unit focuses on disease gene discovery, target identification, validation and diagnostic and therapeutic product development.

☛**MassARRAY Product Sales Growth.** In 2001, product sales demonstrated the growing market acceptance and endorsement of the MassARRAY platform as the leading large-scale, high-throughput genotyping technology. The installed customer base of MassARRAY systems grew from 22 systems through the year 2000 to 55 systems through 2001. Driven by the growth in the installed base of MassARRAY systems, sales of the SpectroCHIP™ consumable increased 1400 percent.

☛ **Collaborations for assay development and SNP validation.** SEQUENOM established collaborations with a number of world-renowned institutions and global pharmaceutical companies during 2001, including GlaxoSmithKline, the Genomics Institute of the Norvartis Research Foundation and the U. S. Food and Drug Administration. We believe that the collaboration with GlaxoSmithKline and ongoing work with Incyte Genomics represent the largest SNP assay design projects of their kind in the industry.

☛ **Completion of ultra-high-throughput genotyping facility.** SEQUENOM completed the expansion of its ultra-high-throughput facility in San Diego. The facility is capable of 1 million individual SNP analyses and 25,000 SNP analyses in sample pools per day. Based on an average sample pool size of 300 individuals, the capacity installed for pooled analysis can deliver allele frequency results at a rate that would otherwise require 7.5 million individual SNP analyses per day. This represents a new level of performance, speed and cost efficiency to the SNP analysis market.

SEQUENOM's revenues for 2001 reflect a 27 percent average quarterly growth rate, with $30.7 million in total revenue, a 206 percent increase over 2000. We anticipate strong growth from the Genetic Systems unit in 2002, with increased sales of the MassARRAY system and ongoing revenue through the sale of consumables. Additional revenue is also expected to result from the anticipated launch of three new product lines that will support the MassARRAY platform: RealSNP.com™, an e-commerce platform designed to make the Company's industry-leading SNP assay portfolio available to a broad customer base; second, an allelotyping consumable and software product offering which will allow customers to analyze SNP allele distributions in pools of DNA samples; and third, a MassARRAY-based product line for DNA re-sequencing that may be used in applications such as diagnostic sequencing, SNP discovery and microbial identification. We also anticipate that revenues will begin to emerge from the Pharmaceuticals business unit through discovery services and licensing arrangements. By the end of 2002 we plan to initiate a development program for the top 40 drug candidate targets and top 40 candidate diagnostic markers that we identify.

As we view the accomplishments of SEQUENOM during the past year, it is abundantly clear that we are indeed experiencing an exciting time of growth, innovation, discovery and development that will potentially result in highly specific drug therapies to treat millions of people. But the most exciting period of growth is only beginning, as we witness the emerging trend of pharmaceutical companies placing higher importance on discovery genetics. Herein lies the true Renaissance: While the ideal values of genetics prevail, they are now realized at a completely different scale and at a completely different level of quality.

We look forward to sharing our success with our shareholders, partners and customers as we continue to foster the ideal values of genetics in our endeavor to identify genes that impact the health of millions of people.

Sincerely,

Toni Schuh, Ph.D.
President & Chief Executive Officer, SEQUENOM, Inc.


SEQUENOM

EXECUTIVE MANAGEMENT

(Left to Right) Stephen Zaniboni, *Chief Financial Officer;* Toni Schuh, Ph.D., *President & Chief Executive Officer;* Charles R. Cantor, Ph.D., *Chief Scientific Officer;* Andreas Braun, M.D., Ph.D., *Chief Medical Officer;* Delbert Foit, Jr., *Chief Operating Officer*

SECTION II: INNOVATION



The MassARRAY Platform: Innovative Technology Enabling a New Order of Genetic Studies

The Human Genome Project has created an extraordinary opportunity to conduct genetic studies addressing every gene – an estimated 30,000-50,000 – in the human genome. With this opportunity came the extraordinary challenge to provide a technology to investigate and identify hundreds of thousands of genetic markers in thousands of individuals, rapidly and cost-effectively. Through its innovative, patented MassARRAY technology platform, SEQUENOM has met this challenge and is embracing the opportunity created by the Human Genome Project, enabling a new order of genetic studies. SEQUENOM has successfully established itself as a leader in large-scale genetic marker analysis and genotyping technology, and continues to focus its efforts on the development of innovative products and services.

The Power of MassARRAY: Precision, Sensitivity and Speed

As the cornerstone of the Company's Genetic Systems business unit, the MassARRAY product line is widely accepted as the most powerful, ultra-high-throughput genotyping technology in the industry for identifying genetic variations and genes that impact health. Full genome screens are made possible through the combined advantages of SEQUENOM's MassARRAY system, automated SNP assay development and the ability to analyze SNPs precisely in DNA sample pools.

The MassARRAY System

The power of the MassARRAY technology resides in its ability to rapidly distinguish genetic variations, or SNPs, with a high level of precision and sensitivity. The MassARRAY system combines proprietary enzymatic reactions, a miniaturized SpectroCHIP microarray, MALDI-TOF mass spectrometry and highly sophisticated bioinformatics software. Each of these components contributes to high-level performance in terms of speed, accuracy and cost efficiency.

SNP Assays

The first step toward analyzing a genetic variation to determine its medical utility is designing a specific assay for that SNP. Once validated, this assay allows further study involving the SNP. SEQUENOM has developed an automated technology for rapid, accurate and cost-efficient assay design, resulting in the industry's largest assay portfolio of its kind – a high-density map of 400,000 validated SNPs to perform full genome screens.

SNP Allele Frequency Determination in Pooled Samples

A critical step in determining the potential disease association of genetic variations is the study of their occurrence over reference populations, a process known as allele frequency determination. Conventional technologies typically analyze each SNP in each individual of the population in question, and individual results are then consolidated to yield the overall SNP allele frequency distribution. MassARRAY technology is able to determine SNP allele frequencies with high precision in pooled samples, thereby replacing hundreds of individual measurements with one consolidated analysis. Only SNPs that prove valuable in the pool-to-pool comparison are included in individual genotyping projects, thereby reducing the total workload for individual genotyping by up to 90 percent or more. This provides significant cost and throughput advantages over conventional technologies.

MassARRAY: Exceeding the Power of Conventional Genotyping

Today, SEQUENOM's MassARRAY technology enables discovery genetics at a performance level that far exceeds that of conventional genotyping approaches. MassARRAY technology has the power to replace conventional studies that use 400 to 800 genetic markers with rapid, accurate studies using hundreds of thousands of specific SNP assays. Conventional studies that focus on family pedigrees or limited sample populations are now replaced by MassARRAY technology's population-based studies involving thousands to tens-of-thousands of well-characterized individuals. The resulting statistical discrimination power enables segregation and analysis of a given population with regard to all phenotypic information available.

Providing High-Performance Genotyping to High-Profile Customers & Collaborators throughout the World

The MassARRAY system enables a new level of performance in the discovery genetics field and drives SEQUENOM's leadership position in the market of high-performance genotyping systems and services. SEQUENOM's distinguished list of customers is a testimony to the strength of its MassARRAY technology, and includes the leading participants in the Human Genome Project, including the Whitehead Institute, the Sanger Centre and the National Institutes of Health. SEQUENOM's ongoing collaborative relationships include agreements with leading genomics companies and global pharmaceutical companies, including GlaxoSmithKline, Incyte Genomics and the Genomics Institute of the Novartis Research Foundation.

Innovative New Products to Meet Customers' High-Throughput Genotyping Needs

Building on the success of the MassARRAY product line, SEQUENOM plans to introduce a number of new products in 2002 to enhance its customers' discovery genetics efforts, including:

☛**RealSNP.com.** An online e-commerce platform that offers SEQUENOM's industry leading collection of approximately 400,000 SNP assays to a broad customer base. RealSNP.com will provide companies performing discovery genetics with immediate access to the tests necessary for SNP analysis, which is expected to provide time- and cost-savings to customers and high-margin revenue for SEQUENOM.

☛**Sample Pooling.** As SEQUENOM has demonstrated through in-house projects, sample pooling allows the analysis of multiple SNPs over hundreds or thousands of individuals in one reaction. In 2002, SEQUENOM plans to offer an enhanced MassARRAY platform capability for performing SNP analyses over sample pools.

☛**DNA Re-Sequencing Product Line.** A major application of SEQUENOM's re-sequencing product line is to identify bacteria and viruses. Because microbial systems change rapidly, they require rapid re-sequencing. This product, when combined with SEQUENOM's assay capability, is expected to allow the Company to address current needs for large-scale bacteria and virus detection and diagnosis.

Powered by an unprecedented approach that combines technology, strategy and information, SEQUENOM's technology enables rapid, accurate, high-throughput genome-wide screens of large populations at viable costs, with the potential to deliver new diagnostics and therapies to the masses.



SpectroCHIP™ MICROARRAYS

The SpectroCHIP microarray is a small silicon chip of approximately 2 by 3cm that incorporates a high-density array of mass spectrometry analysis sites for highly accurate sample screening.



MASS SPECTROMETRY

SEQUENOM's mass spectrometry-based technology provides a revolutionary difference in genotyping accuracy – no labels or separation steps are needed because biomolecules are analyzed directly.


Genotype
Status
Counts
68
63
58
53
48
43
38
33
28
23
18
4980
5760
Manual Control

MassARRAY GENOTYPING SOFTWARE

SEQUENOM's genotyping software provides real-time data and automated calibration that help improve efficiency and reduce analysis time to less than two seconds per sample.



MassARRAY SAMPLE PREPARATION

Before DNA can be analyzed, the samples are prepared using SEQUENOM's proprietary reaction process, which generates primer extension products that can be separated and identified with mass spectrometry.

SECTION III: DISCOVERY & EXPLORATION



SEQUENOM's Disease Gene Discovery Program: Exploring Faster, More Efficient Routes to Targeted, Effective Therapies

The success of SEQUENOM's candidate disease gene discovery program is based upon the Company's population genetics strategy. When combined with MassARRAY technology, SEQUENOM's well-characterized sample populations of both healthy and diseased individuals enable a powerful filtering strategy to identify and understand the genes with the highest population impact, or high-impact genes. This approach provides powerful information about the impact of a gene in a large human population, and allows SEQUENOM and its partners to apply focused downstream technologies efficiently on a select number of genes. To date, SEQUENOM has identified more than 120 candidate disease genes, most of which indicate a potential impact on the health of more than 8 million individuals in the United States alone. Initial studies suggest associations to disease areas including diabetes, osteoporosis, osteoarthritis, cardiovascular disease, anxiety and depression. SEQUENOM owns 12 patents and has more than 50 pending patent applications based on these disease associations.

During 2001, SEQUENOM's gene discovery capabilities were significantly enhanced through its merger with Gemini Genomics, in which SEQUENOM acquired what is considered one of the largest and most varied collections of genetic samples and clinical information, including population groups of twins, disease-affected families, patient and founder populations. Today, SEQUENOM's DNA population banks include the DNA of more than 100,000 samples and more than 20 million clinical data points, making it one of the largest collections of its kind in the industry.

SEQUENOM's Pioneering Path: Large-Scale Identification of High-Impact Genes

SEQUENOM's strategy to identify high-impact candidate disease genes involves a unique "filtering" process that is based on monitoring the occurrence of genetic variations as a function of age in the healthy population. This process involves screening SNPs throughout its comprehensive DNA bank of 15,000 healthy individuals. These age-dependent SNPs indicate an association to an adult onset disease. SEQUENOM then uses its extensive array of populations to characterize the gene. The Company believes this high-impact genetic approach represents discovery that will have the broadest importance for humanity, both in determining the risk factors for diseases and in helping SEQUENOM and its customers develop highly targeted, novel therapies.

Because SEQUENOM can accurately identify high-impact candidate disease genes, this approach offers the potential for improved efficiency in the downstream drug development process, minimizing the need for expensive, high-focused screening technologies and large-scale protein or target characterization programs. Industry analysts estimate that this filtering approach could decrease the costs associated with drug development by 66 percent, while potentially decreasing drug development timelines by two years.

Enabled by the MassARRAY system and population genetics strategy, SEQUENOM anticipates that it will screen virtually all human genes based on their relevance to human health and high population impact by mid-2002, resulting in a filtered subset comprised of approximately 400 high-impact candidate disease genes on which to focus downstream efforts. By the end of 2003, SEQUENOM's goal is to translate these efforts into approximately 20 genetically and functionally validated drug targets and 20 genetically and functionally validated diagnostic markers, which should be relevant for large segments of the general population.

Charting a New Course Toward Drug Discovery & Development

As the SEQUENOM Pharmaceuticals business unit continues its efforts to identify relevant disease genes, it will also focus on transitioning candidate disease genes to drugs by applying conventional drug development technologies, but in a much more focused way.

SEQUENOM begins with a unique advantage – a smaller subset of high-impact candidate disease genes – as a consequence of the filtering strategy used in its disease gene discovery program. This filtering strategy enables the Company to identify disease genes with broad population impact.

By the very nature of SEQUENOM's approach, each of the high-impact candidate genes the Company identifies suggest significant market potential. Today's pharmaceutical companies have no shortage of targets. The challenge is prioritizing targets to use resources more efficiently. SEQUENOM believes it has the strategy required to achieve this objective and the technology required to execute it quickly. The Company's genetics-based solution is poised to increase the cost-efficiency and success of drug target discovery and clinical development.

SEQUENOM believes the strongest course toward drug discovery and development is to implement a partnering approach for many of the candidate disease genes, while choosing a subset of the genes for internal development. The steps involved in this process include target identification and validation, lead identification and optimization, pharmacological characterization, drug formulation and clinical validation. As SNP analysis in drug discovery and development gains wider acceptance in the pharmaceutical and biotechnology industry, SEQUENOM should be well-positioned to capitalize on this growing opportunity.


SPELLING OPTION
GENETIC ALPHABET
ATCG
LIVE
LOVE
GGGATTCCGGGTACTAC
GGGATTCCGAGTACTACT
SNP

WHAT IS A SNP?

Single nucleotide polymorphisms (SNPs) are the most common form of genetic variation and represent the origin of most differences among individuals, including predisposition to disease and variations in drug efficacy and response. The analysis of SNPs is known as genotyping, and SNP analysis, including full genome screens, is expected to play an important role in the future of targeted drug development and healthcare applications. By comparing patterns and frequencies of SNPs in patient groups and control groups, researchers attempt to identify associations between SNPs and particular diseases.


Healthy SNP
Disease SNP
C
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Disease SNP

LARGE POPULATION DISEASE GENE ANALYSIS

SEQUENOM's strategy to identify high-impact candidate disease genes involves a unique filtering process based on monitoring the occurrence of SNPs as a function of age in the healthy population. This process lays the foundation for the discovery of proteins that cause common diseases.



GENETIC SAMPLES

SEQUENOM's gene discovery capabilities are enhanced with what is considered one of the largest and most varied collections of genetic samples and clinical information of its kind, including population groups of twins, disease-affected families, patient populations and founders.


Conventional Technologies
400-800 Genetic Markers
100+ Individuals
1 Phenotype Per Study
SEQUENOM'S MassARRAY Technology
100,000-200,000 SNPs
1,000-10,000 Individuals
Up to 1,500 Phenotypes Per Study

THE POWER OF MassARRAY TECHNOLOGY

Performance of genetic studies improved by many orders of magnitude.

Financial Contents

SELECTED FINANCIAL DATA

(In thousands, except per share data)

YEARS ENDED DECEMBER 31,	2001	2000	1999	1998	1997
CONSOLIDATED STATEMENTS OF OPERATIONS DATA					
Revenues:					
Product	$ 21,524	$ 8,253	$ –	$ –	$ –
Services	8,942	1,447	–	–	–
Research and Development Grants	269	337	179	351	527
Total revenues	30,735	10,037	179	351	527
Costs and expenses:					
Cost of product and service revenue	19,780	6,574	–	–	–
Research and development	29,327	18,433	10,291	6,188	3,532
Selling, general and administrative	24,167	18,492	8,239	4,218	1,861
In process research and development	24,920	–	–	–	–
Amortization of acquired intangibles	935				
Amortization of deferred stock compensation	939	3,741	4,376	–	–
Total costs and expenses	100,068	47,240	22,906	10,406	5,393
Loss from operations	(69,333)	(37,203)	(22,727)	(10,055)	(4,866)
Other income (expense):					
Interest income	6,796	8,925	1,578	397	57
Interest expense	(343)	(4,683)	(790)	(613)	(308)
Other income, net	248	75	169	–	–
Net Loss	$ (62,632)	$ (32,886)	$(21,770)	$(10,271)	$(5,117)
Net loss per share, basic and diluted	$ (2.25)	$ (1.46)	$ (26.23)	$ (33.33)	$(22.62)
Shares used in computing net loss per share, basic and diluted	27,816	22,454	830	308	226

As of December 31,	2001(1)	2000	1999	1998	1997
CONSOLIDATED BALANCE SHEET DATA					
Cash, cash equivalents, short-term investments and restricted cash	$143,135	$138,424	$ 21,616	$ 28,497	$ 833
Working capital	128,398	134,519	18,518	26,014	(125)
Total assets	350,161	166,262	29,753	32,777	2,273
Total long-term obligations	2,841	1,827	7,326	7,408	3,772
Total stockholders' equity (deficit)	308,602	144,939	17,539	22,635	(2,747)

(1) 2001 includes the results of operations of Gemini Genomics from September 20, 2001, the date of acquisition, and affects the comparability of the Selected Financial Data.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

The following review should be read in conjunction with the consolidated financial statements and related notes included on pages 56 through 74.

Overview

We are a discovery genetics company with the tools, information and strategies for determining the medical impact of genes and genetic variations. Utilizing a novel population genetics approach, we are systematically identifying potential disease-related genes that affect significant portions of the overall population. Our core technology components include the MassARRAY system for genetic variation and drug target validation, a broad portfolio of single nucleotide polymorphisms (SNP) assays and diverse human population samples. We believe that our technology should enable us to screen virtually all human genes in relation to all diseases across large human populations. Using these technologies in house and in partnerships, we are generating a portfolio of candidate disease gene markers associated with significant human health disorders, including cardiovascular disease, cancer, diabetes, stress and obesity. By focusing on disease genes with a broad population impact, we expect to play an important role in bringing new therapeutic products to the market while maximizing the return on our drug development efforts.

In September 2001, we completed our acquisition of Gemini Genomics, a company based in the United Kingdom. Gemini Genomics was a clinical genomics company focused on the discovery and commercialization of novel gene-based drug discovery targets. Gemini had collected and analyzed information from a wide range of human population groups, including twins, disease-affected families, isolated, or founder, populations and drug trial subjects. Under the terms of our agreement with Gemini Genomics, holders of Gemini Genomics ordinary shares received 0.2 of a share of newly issued SEQUENOM common stock in exchange for each ordinary share of Gemini Genomics. Holders of Gemini Genomics American Depository Shares (ADSs) received 0.4 of a share of newly issued SEQUENOM common stock in exchange for each Gemini Genomics ADS. As a result of the Gemini Genomics transaction, SEQUENOM issued approximately 13 million shares and assumed outstanding options and warrants to purchase approximately 1.2 million additional shares. The transaction was accounted for using the purchase method of accounting. Net cash and other tangible assets totaling approximately $53.8 million were acquired, in addition to approximately $18.7 million of intangible assets, and $24.9 million of in-process research and development. We estimate that our integration expenses will total approximately $23.0 million. These expenses include both transaction and integration costs. As of December 31, 2001, we had incurred approximately $16.5 million of transaction and integration related costs.

Since we began operations in 1994, we have devoted substantially all of our resources to the development and application of products, technologies and services to analyze genetic variations, or SNPs, and, more recently, to determine their association with disease. Our products include the MassARRAY system, disposable MassARRAY kits consisting of SpectroCHIP chips and reagents, a SNP assay portfolio and a portfolio of proprietary information on genes implicated in disease. Our services include assay design for MassARRAY customers, in-house validation projects using our MassARRAY system and disease association studies using our proprietary DNA banks. We also use the MassARRAY technology to identify the medical utility of genes and develop SNP panels based on the correlation of SNPs to specific diseases. We expect that the merger with Gemini Genomics will expand our ability to perform disease gene association and genetic marker validation studies. We believe this will provide a pipeline of validated genes for downstream development of diagnostic and therapeutic products.

We commenced sales of our first product, the MassARRAY system, in January 2000. Through December 31, 2001, we had placed a total of 55 systems with leading companies and institutions. We have sold our products to genomics, pharmacogenomics, diagnostic and agricultural biotechnology companies, as well as leading research institutions, in the United States, Europe and Asia. Through December 31, 2001 our product revenues consisted of revenues from the placement of MassARRAY systems, the sales of MassARRAY kits used in the operation of our MassARRAY systems and the licensing of our proprietary software, which is licensed separately from the MassARRAY system. Our service revenues consist of genetic validation services, with revenue recognized as phases of projects are completed.

Since our inception, we have incurred significant losses. As of December 31, 2001, we had an accumulated deficit of $139.0 million. We expect to incur losses for the foreseeable future, and expect all expenses to increase, as we expand development and commercialization of new information-based products, and launch our Pharmaceuticals business unit. The addition of three foreign-based Gemini Genomics subsidiaries will also result in an increase in operating costs. We are integrating our historical genetic discovery business with Gemini Genomics, and as a result, beginning in 2002, we will report financial results and progress of our operations in the context of two distinct business units: SEQUENOM Genetic Systems and SEQUENOM Pharmaceuticals. SEQUENOM Genetic Systems will include the Company's operations that support sales of MassARRAY systems and consumables and the provision of genetic services. SEQUENOM Pharmaceuticals will include operations relating to genetic discovery, validation of candidate genes, target discovery and ultimately the development of diagnostic and therapeutic products.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. Certain of these accounting policies that we believe are the most critical to our investors understanding of our financial results and condition are discussed below. Our significant accounting policies are more fully described in Note 2 to our Consolidated Financial Statements included elsewhere in this report. In preparing these financial statements, management uses its judgments to determine the appropriate assumptions to be used in the determining of certain estimates. The application of these accounting policies involves the exercise of judgment and use of estimates and assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Revenue Recognition

In accordance with Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*, revenues are recognized, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. Revenue is deferred for fees received before earned. Revenues from the MassARRAY system, consumables and proprietary software, are recognized generally upon shipment and transfer of title to the customer. The Company recognizes revenue allocated to maintenance fees for ongoing customer support over the maintenance period. Revenues from SNP validation services are recognized at the completion of key stages in the performance of the service, which is generally delivery of SNP assay information. Grant revenue is recorded as the research expenses relating to the grants are incurred, provided that the amounts received are not refundable if the research is not successful. Amounts received that are refundable if the research is not successful would be recorded as deferred revenue and recognized as revenue upon the grantor's acceptance of the success of the research results.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are as follows:

- *Accrued acquisition and restructuring costs.* To the extent that exact amounts are not determinable, the Company has estimated amounts for direct costs of the acquisition of Gemini Genomics and the related integration costs in accordance with Emerging Issues Task Force ("EITF") 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." Accrued acquisition and integration related costs totaled approximately $6.5 million at December 31, 2001 and represented the amount the Company expects to incur related to facility exit costs. We expect that it may take us from six months to two years, or possibly longer, to sublease the identified surplus space. Materially different results would be likely if it takes longer than expected to sublease or terminate current lease agreements or if financial terms of subleases or termination of agreements are different than estimated.

- *Impairment of long-lived assets.* The Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated lives of its long-lived assets. The criteria used for these evaluations include management's estimate of the asset's continuing ability to generate income from operations and positive cash flows in future periods as well as the strategic significance of any intangible assets in the Company's business objectives. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Goodwill and other intangibles, primarily resulting from the acquisition of Gemini Genomics totaled approximately $154.8 million at December 31, 2001.

- *Valuation of deferred income taxes.* Valuation allowances are established to reduce deferred tax assets to the amounts expected to be realized. The likelihood of a material change in our expected realization of these assets depends on future taxable income, our ability to deduct tax loss carryforwards against future taxable income, the effectiveness of our tax planning and strategies in the multiple tax jurisdictions where we operate, and any significant changes in the tax treatment received on our business combinations.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have infinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. During 2002, we will engage an independent third party to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. We have preliminarily estimated that the adoption of FAS 142 will result in a one-time, non-cash charge in excess of $100.0 million in the first quarter of 2002, and will be reflected as a cumulative effect of an accounting change.

In October 2001, the FASB issued SFAS No.144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, effective for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS No. 121 and portions of APB Opinion No. 30. Although SFAS No. 144 retains many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. This distinction is important because assets to be disposed of are stated at the lower of their fair values or carrying amounts and depreciation is no longer recognized. The new rules also will supersede the provisions of APB Opinion No. 30 with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period in which the losses are incurred, rather than as of the measurement date as presently required by APB 30. In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The Company will apply the new rules on accounting for such assets beginning in the first quarter of fiscal year 2002, and does not believe that the application will have a material effect on the earnings and financial position of the Company.

RESULTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001, 2000 & 1999

Revenues

Total revenues increased to approximately $30.7 million in 2001, from approximately $10.0 million in 2000 and approximately $179,000 in 1999. All revenues in the years prior to 2000 resulted from research and development grants. Product revenues were $21.5 million for the year ended December 31, 2001, compared to $8.3 million for the year ended December 31, 2000. These product revenues were derived from the sale of MassARRAY systems, disposable kits containing our proprietary SpectroCHIP chips and licensing of our proprietary software. The increase in product revenue from 2000 to 2001 resulted in the number of systems sold from 22 in 2000 to 33 in 2001. The number of systems sold, in addition to the increase in our installed base from 22 to 55, resulted in the increase in our SpectroCHIP chip and proprietary software revenues. Service revenues were approximately $8.9 million for the year ended December 31, 2001, compared to $1.4 million in the prior year. The increase in service revenues resulted from an increase in the number and magnitude of service agreements in 2001.

We expect that future revenues will be affected by, among other things, customer research budgets, new product introductions, competitive conditions and government research funding.

Gross Margin on Product and Service Revenue

Total gross profit as a percentage of revenues increased to 35% in 2001 from 32% in 2000. The increase in gross margin resulted primarily from a larger percentage of higher margin products being sold in 2001 compared to 2000.

We believe that gross margin in future periods will be affected by, among other things, mix of product and services sold, competitive conditions, sales volumes, and royalty payments on licensed technologies.

Research and Development Expenses

Research and development expenses increased to $29.3 million in 2001 from $18.4 million in 2000 and $10.3 million in 1999. These expenses consist primarily of salaries and related personnel costs, materials costs and costs related to improvements of our existing products as well as validation of products under development. The $10.9 million increase from 2000 to 2001 resulted from an increase in number of personnel to support our increase in research and development collaborations, as well as the acquisition of Gemini Genomics in the third quarter of 2001, whose research and development expenses were consolidated with ours in the fourth quarter of 2001. The $8.1 million increase from 1999 to 2000 consisted of approximately $3.4 million in increased materials and other costs related to research and development of products and services and collaborative agreements, approximately $3.4 million from increased personnel expenses associated with additional research and development personnel and a $1.3 million charge related to forgiveness of loans granted to research and development executives in connection with the exercise of stock options.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $24.2 million in 2001 from $18.5 million in 2000 and $8.2 million in 1999. These expenses consist primarily of salaries and related costs for sales and marketing, customer support, business development, legal, finance and human resource personnel, and their related function's expenses. The $5.7 million increase from 2000 to 2001 resulted primarily from additional sales, marketing and customer support activities and expenses associated with filing patent applications our intellectual property. In addition, as a result of the acquisition of Gemini Genomics at the end of the third quarter of 2001, our selling, general and administrative expenses increased to include Gemini's selling, general and administrative expenses which are reflected in our fourth quarter 2001 results. Approximately $4.2 million of the $10.3 million increase from 1999 to 2000 resulted from charges related to the February 2000 forgiveness of loans granted to executives in 1999 in connection with the exercise of stock options, and the transition and resignation of a former CEO. The remaining increase consisted of approximately $4.5 million from the expansion of our sales, marketing, business development and customer support teams to support the commercialization of our products, approximately $1.2 million in additional expenses associated with our new San Diego facilities and other general expenses related to the overall expansion of our operations, and approximately $400,000 in additional insurance and general legal costs as a result of becoming a publicly traded company.

In-Process Research and Development

In connection with the acquisition of Gemini Genomics in 2001, we recorded a non-recurring, non-cash in-process research and development charge of $24.9 million. This amount represents the value of the research and development projects acquired from Gemini that were not technologically feasible or did not have alternative future uses as of the date of acquisition.

Amortization of Acquired Intangibles

In connection with the acquisition of Gemini Genomics, we acquired approximately $18.7 million of intangible assets, including clinical data collections and patents. These intangible assets will be amortized over three to five years. The 2001 amortization of approximately $936,000 represents the amortization of the intangibles assets from the date of acquisition in September 2001 through the end of 2001.

Amortization of Deferred Stock-Based Compensation

Deferred stock compensation represents the difference between the estimated fair value of our common stock and the exercise price of options at the date of grant. During the year ended December 31, 2001, we recorded amortization of deferred stock compensation totaling approximately $939,000, compared to $3.8 million in 2000 and $4.4 million in 1999. These amounts are being amortized over the vesting periods of the individual stock options in accordance with FASB Interpretation No. 28. We expect to record amortization for deferred compensation approximately as follows: $432,000 during 2002, and $187,000 during 2003. The 1999 amount included $1.7 million related to a remeasurement of options originally granted to a former CEO in 1997.

Interest Income

Interest income was $6.8 million in 2001, compared to $8.9 million in 2000, and approximately $1.6 million in 1999. The decrease from 2000 to 2001 resulted from lower interest rates and lower average balances of interest bearing cash and investments. The increase from 1999 to 2000 resulted from higher average balances of cash and cash equivalents and short-term investments in 2000, from the investment of our February 2000 IPO proceeds of approximately $144.1 million.

Interest Expense

Interest expense was approximately $343,000 in 2001, compared to approximately $4.7 million in 2000, and approximately $790,000 in 1999. Interest expense in 2001 resulted primarily from interest payments under our capital lease obligations and long-term debt. The interest expense amount in 2000 of $4.7 million is comprised of approximately $4.8 million of non-cash interest expense recorded upon conversion of debt of $2.2 million (4.0 million German deutsche marks exchanged at a rate of 1.84 deutsche marks per 1 US dollar) into common stock and approximately $300,000 of interest related to capital lease obligations, offset in part by approximately $400,000 of a non-cash gain recorded upon issuance of common stock to extinguish long-term interest payable.

Income Taxes

At December 31, 2001, the Company has federal and state tax net operating loss carryforwards of approximately $80,188,000 and $28,094,000, respectively. The difference between the federal and state tax loss carryforwards is attributable to the capitalization of research and development expenses for state tax purposes and the 55% limitation on the California loss carryforwards beginning in 2000 and the 50% limitation in earlier years. The federal tax loss carryforwards will begin to expire in 2009, unless previously utilized. Approximately $358,000 of the state tax loss carryforwards expired in 2001 and the state tax loss carryforwards will continue to expire in 2002 unless previously utilized.

The Company also has German and United Kingdom (UK) net operating loss carryforwards of approximately $10,000,000 and $41,000,000, respectively, which may be carried forward indefinitely.

Approximately $32,000,000 of the UK net operating loss carryforwards was acquired with the purchase of Gemini Genomics and is fully reserved by the valuation allowance. To the extent these UK net operating loss carryforwards are utilized, such benefit will be recorded as a purchase accounting adjustment.

The valuation allowance includes a future tax benefit of approximately $570,000 related to stock option deductions, which, if recognized, will be allocated to additional paid in capital.

The Company also has federal and state research and development tax credit carryforwards of approximately $2,143,000 and $2,265,000, respectively. The federal research and development tax credit carryforwards will begin to expire in 2010 unless previously utilized.

Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company's federal net operating loss and credit carryforwards may be limited due to a cumulative change in ownership of more than 50% within a three year period.

Use of the Company's UK net operating loss carryforwards may be limited upon the occurrence of certain events such as the discontinuation or change in the nature or conduct of the business.

Liquidity and Capital Resources

In February 2000, we completed our initial public offering (IPO) raising net proceeds of approximately $144.1 million. Prior to our IPO, we funded our operations with $55.6 million of private equity financings, $6.0 million in loans and convertible loans and $2.2 million from equipment financing arrangements. At December 31, 2001, cash, cash equivalents, short-term investments and restricted cash totaled $143.1 million compared to $138.4 million at December 31, 2000. Our cash reserves are held in a variety of interest-bearing instruments including investment-grade corporate bonds, commercial paper and money market accounts.

Cash used in operations for the year ended December 31, 2001 was $41.4 million compared with $20.3 million in 2000. A net loss of $62.6 million in 2001 was partially offset by non-cash charges of $24.9 million of in-process research and development resulting from the acquisition of Gemini Genomics, $7.2 million for depreciation and amortization expense and $1.4 million related to stock based compensation. Investing activities, other than the changes in our short-term investments and the $61.4 million of cash acquired from Gemini, used $20.0 million in cash during 2001 from expenditures for leasehold improvements, our ultra-high throughput genotyping facility and laboratory equipment.

Cash provided by financing activities was approximately $493,000 for the year ended December 31, 2001 compared to $142.9 million for the same period in 2000. Financing activities in 2001 included approximately $696,000 of proceeds from Employee Stock Purchase Plan and stock option exercises and borrowings, net of repayments under capital lease obligations of approximately $116,000. Financing activities in 2000 included the receipt of net proceeds of $144.1 million from the sale of common stock in our initial public offering in February 2000.

The following table summarizes our contractual obligations at December 31, 2001 (in millions):

CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	AFTER 3 YEARS
Long-term debt	$ 3.0	$ 1.3	$ 1.7	$ –
Capital lease obligations	2.4	1.2	1.1	0.1
Operating leases	85.1	5.4	11.5	68.2
Total Contractual Obligations	$90.5	$ 7.9	$14.3	$68.3

Other commitments and contingencies that may result in contractural obligations to pay are described in Note 6 to the Consolidated Financial Statements.

We believe our existing cash, cash equivalents and short-term investments, will be sufficient to fund our operating expenses, debt obligations and capital requirements through at least the next 12 months. However, the actual amount of funds that we will need during or after the next 12 months will be determined by many factors, some of which are beyond our control, and we may need funds sooner than currently anticipated. These factors include:

- the level of our success in selling our MassARRAY systems, consumables, assays and services;
- the level of our sales and marketing expenses;
- the extent to which we enter into collaborations or joint ventures;
- our ability to introduce and sell new products and services;
- the level of our acquisition and integration expenses, including tax and other liabilities from the Gemini Genomics or other acquisitions;
- our ability to exit existing excess facilities at terms that are financially acceptable;
- the level of our expenses associated with litigation or termination of agreements;
- the costs and timing of obtaining new patent rights;
- the costs and expenses associated with defending or asserting any intellectual property claims or litigation;
- the extent to which we acquire technologies or companies; and
- regulatory changes and competition and technological developments in the market.

We have a $25.0 million bank line of credit, of which $22.0 million is available for borrowing. In addition, we have established an $8.0 million capital equipment financing agreement, $6.1 million of which was available for utilization at December 31, 2001. We have no commitments for any additional financings. When we require additional funds, general market conditions or the then-current market price of our common stock may not support capital raising transactions such as an additional public or private offering of our common stock. If additional funds are required and we are unable to obtain them on a timely basis or on terms favorable to us, we may be required to cease or reduce further commercialization of our products, to sell some or all of our technology or assets or to merge with another entity. If we raise additional funds by selling shares of our capital stock, the ownership interest of our stockholders will be diluted.

Inflation

We do not believe that inflation has had a material adverse impact on our business or operating results during the periods presented.

Quantitative and Qualitative Disclosures About Market Risk

Short-Term Investments

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the fair value of the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. The average duration of all of our investments has generally been less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments. Therefore, no quantitative tabular disclosure is provided.

Foreign Currency Rate Fluctuations

We have foreign subsidiaries whose functional currencies are the Great British Pound ("GBP"), the Euro ("EUR"), the Swedish Krona ("SEK") and the Canadian dollar ("CAN"). The subsidiaries accounts are translated from the relevant functional currency to the US dollar using the current exchange rate in effect at the balance sheet date, for balance sheet accounts, and using the average exchange rate during the period for revenues and expense accounts. The effects of translation are recorded as a separate component of stockholders' equity. Our subsidiaries conduct their business with customers in local currencies. Exchange gains and losses arising from these transactions are recorded using the actual exchange differences on the date of the transaction. We have not taken any action to reduce our exposure to changes in foreign currency exchange rates, such as options or futures contracts, with respect to transactions with our subsidiaries or transactions with our customers where the invoicing currency is not the US dollar. We have significant exposure to exchange rate effects following the merger with Gemini Genomics as substantially all of Gemini's cash is denominated in U.S. dollars, leading to potential exchange gain and losses if the GBP and US dollar exchange rate changes significantly. A strengthening of the British pound against the U.S. dollar could result in a material increase in our losses for any given financial period. We have made net foreign currency gains in the year ended December 31, 2001, but this gain should not be viewed as an indicator of future financial performance in this area.

The table below sets forth our currency exposure (i.e., those transactional exposures that give rise to the net currency gains and losses recognized in the income and expenditure account) on our net monetary assets and liabilities. These exposures consist of our monetary assets and liabilities that are not denominated in the currency used by us or our subsidiary or affiliate having the asset or liability.

FUNCTIONAL CURRENCY OF OPERATIONS	AS OF DECEMBER 31, 2001 NET FOREIGN MONETARY ASSETS/(LIABILITIES)	
	US DOLLARS	OTHER
	(in millions)	
Great British pounds	53.4	–

A movement of 1% in the US dollar to pound exchange rate would create an unrealized gain or loss of approximately $500,000.

We had no off balance sheet, or unrecognized, gains and losses in respect of financial instruments used as hedges at the beginning or end of the year ended December 31, 2001. We had no deferred gains or losses during the year covered.

Market For Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on the Nasdaq National Market (the "NNM") under the symbol "SQNM". The following tables set forth the high and low sale prices, for the Company's common stock as reported on the NNM for the periods indicated.

YEAR ENDED DECEMBER 31, 2001	HIGH	LOW
First Quarter	$ 20.75	$ 8.00
Second Quarter	18.11	8.66
Third Quarter	12.37	5.72
Fourth Quarter	11.18	6.02
YEAR ENDED DECEMBER 31, 2000		
First Quarter (commencing on January 31, 2000)	$191.25	$ 26.00
Second Quarter	52.56	17.00
Third Quarter	50.00	24.00
Fourth Quarter	45.50	12.13

There were approximately 387 holders of record of our common stock as of February 28, 2002. We have not paid any cash dividends to date and do not anticipate any being paid in the foreseeable future.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 71,686,156	$ 70,045,695
Short-term investments, available-for-sale	67,321,607	68,378,050
Restricted cash and investments	4,127,000	–
Accounts receivable, net	9,995,297	4,267,238
Inventories, net	8,050,748	2,923,218
Other current assets and prepaid expenses	4,134,568	8,399,905
Total current assets	165,315,376	154,014,106
Equipment and leasehold improvements, net	25,098,476	8,117,600
Intangible assets, net	19,415,506	–
Goodwill	135,345,236	–
Other assets	4,986,042	4,130,178
Total assets	$350,160,636	$166,261,884
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 21,463,875	$ 8,707,810
Accrued acquisition and integration costs	6,518,610	–
Deferred revenue	6,625,325	9,830,430
Current portion of long-term bank debt	1,250,000	–
Current portion of capital lease obligations	1,059,095	957,042
Total current liabilities	36,916,905	19,495,282
Deferred revenue, less current portion	1,800,000	750,000
Capital lease obligations, less current portion	1,091,309	1,077,200
Long-term debt, less current portion	1,750,000	–
Commitments		
Stockholders' equity:		
Convertible preferred stock, par value $0.001; authorized shares—5,000,000.	–	–
Common stock, par value $0.001; authorized shares—75,000,000 at December 31, 2001 and 2000; issued and outstanding shares— 37,367,228 and 24,442,092 at December 31, 2001 and 2000, respectively.	37,367	24,442
Additional paid-in capital	447,755,679	223,140,159
Notes receivable for stock	–	(598,500)
Deferred compensation related to stock options	(605,446)	(1,551,044)
Accumulated other comprehensive income	437,479	314,843
Accumulated deficit	(139,022,657)	(76,390,498)
Total stockholders' equity	308,602,422	144,939,402
Total liabilities and stockholders' equity	$350,160,636	$166,261,884

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31,	2001	2000	1999
Revenues:			
Products	$ 21,523,847	$ 8,253,473	$ –
Services	8,941,904	1,446,975	–
Research and development grants	269,322	337,432	179,248
Total revenues	30,735,073	10,037,880	179,248
Costs and expenses:			
Cost of product and service revenue	19,779,712	6,573,706	–
Research and development	29,327,132	18,433,382	10,291,213
Selling, general and administrative	24,167,028	18,492,487	8,238,809
In-process research and development	24,920,000	–	–
Amortization of acquired intangibles	935,500	–	–
Amortization of deferred stock compensation ($788,561 and $150,202, $3,142,559 and $598,583, $3,676,142 and $700,218 related to selling, general and administrative and research and development in 2001, 2000 and 1999, respectively)	938,763	3,741,142	4,376,360
Total costs and expenses	100,068,135	47,240,717	22,906,382
Loss from operations	(69,333,062)	(37,202,837)	(22,727,134)
Interest income	6,796,647	8,925,416	1,577,635
Interest expense	(343,484)	(4,683,294)	(790,260)
Other income, net	247,740	74,804	169,444
Net loss	$(62,632,159)	$(32,885,911)	$(21,770,315)
Historical net loss per share, basic and diluted	$ (2.25)	$ (1.46)	$ (26.23)
Weighted average shares outstanding, basic and diluted	27,816,470	22,453,797	829,895

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	CONVERTIBLE PREFERRED STOCK		COMMON STOCK	
	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 1998	12,973,694	$ 12,974	331,010	$ 331
Net loss	–	–	–	–
Unrealized loss on available-for-sale securities	–	–	–	–
Translation adjustment	–	–	–	–
Comprehensive loss	–	–	–	–
Exercise of stock options	–	–	1,967,665	1,968
Issuance of stock options to consultants	–	–	–	–
Issuance of Series D Convertible Preferred stock, net of issuance costs of $372,206	1,869,063	1,869	–	–
Deferred compensation	–	–	–	–
Amortization of deferred compensation	–	–	–	–
Balance at December 31, 1999	14,842,757	14,843	2,298,675	2,299
Net loss	–	–	–	–
Unrealized gain on available-for-sale securities	–	–	–	–
Translation adjustment	–	–	–	–
Comprehensive loss	–	–	–	–
Exercise of stock options	–	–	760,504	760
Purchases under Employee Stock Purchase Plan	–	–	12,761	13
Issuance of stock to consultants	–	–	57,564	57
Exercise of warrants	–	–	137,339	137
Issuance of stock options to consultants	–	–	–	–
Issuance of common stock in connection with IPO, net of issuance costs of $12,950,158	–	–	6,037,500	6,038
Conversion of preferred stock to common stock	(14,842,757)	(14,843)	14,842,757	14,843
Conversion of debt to equity	–	–	272,108	272
Interest paid with stock	–	–	22,884	23
Forgiveness of notes receivable from officers	–	–	–	–
Issuance of notes receivable to officers related to exercise of stock options	–	–	–	–
Remeasurement of stock options	–	–	–	–
Deferred compensation	–	–	–	–
Amortization of deferred compensation	–	–	–	–
Balance at December 31, 2000	–	–	24,442,092	$24,442

ADDITIONAL PAID-IN CAPITAL	NOTES RECEIVABLE FROM OFFICERS	DEFERRED COMPENSATION RELATED TO STOCK OPTIONS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS' EQUITY
$ 46,798,743	$ –	$(2,420,150)	$ (22,649)	$(21,734,272)	$ 22,634,977
–	–	–	–	(21,770,315)	(21,770,315)
–	–	–	(61,981)	–	(61,981)
–	–	–	485,409	–	485,409
–	–	–	–	–	(21,346,887)
2,049,378	(2,056,466)	–	–	–	(5,120)
102,527	–	–	–	–	102,527
11,774,834	–	–	–	–	11,776,703
5,574,811	–	(5,574,811)	–	–	–
–	–	4,376,360	–	–	4,376,360
66,300,293	(2,056,466)	(3,618,601)	400,779	(43,504,587)	17,538,560
–	–	–	–	(32,885,911)	(32,885,911)
–	–	–	228,563	–	228,563
–	–	–	(314,499)	–	(314,499)
–	–	–	–	–	(32,971,847)
810,866	–	–	–	–	811,626
282,005	–	–	–	–	282,018
1,486,769	–	–	–	–	1,486,826
27,460	–	–	–	–	27,597
116,076	–	–	–	–	116,076
144,050,804	–	–	–	–	144,056,842
–	–	–	–	–	–
6,791,754	–	–	–	–	6,792,026
594,961	–	–	–	–	594,984
–	3,784,504	–	–	–	3,784,504
–	(2,326,538)	–	–	–	(2,326,538)
1,005,587	–	–	–	–	1,005,587
1,673,584	–	(1,673,584)	–	–	–
–	–	3,741,141	–	–	3,741,141
$223,140,159	$ (598,500)	$(1,551,044)	$ 314,843	$(76,390,498)	$144,939,402

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)

	CONVERTIBLE PREFERRED STOCK		COMMON STOCK	
	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2000	–	–	24,442,092	$24,442
Net loss	–	–	–	–
Unrealized gain on available-for-sale securities	–	–	–	–
Translation adjustment	–	–	–	–
Comprehensive loss	–	–	–	–
Exercise of stock options	–	–	53,566	54
Purchases under Employee Stock Purchase Plan	–	–	50,422	50
Repurchase of unvested stock	–	–	(129,688)	(130)
Issuance of stock options to consultants	–	–	–	–
Amortization of deferred compensation	–	–	–	–
Issuance of common stock in connection with business combination	–	–	12,950,836	12,951
Forgiveness of notes receivable from officers	–	–	–	–
Issuance of notes receivable to officers related to exercise of stock options	–	–	–	–
Balance at December 31, 2001	–	$ –	37,367,228	$37,367

See accompanying notes to consolidated financial statements.

ADDITIONAL PAID-IN CAPITAL	NOTES RECEIVABLE FROM OFFICERS	DEFERRED COMPENSATION RELATED TO STOCK OPTIONS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS' EQUITY
$223,140,159	$(598,500)	$(1,551,044)	$ 314,843	$ (76,390,498)	$144,939,402
–	–	–	–	(62,632,159)	(62,632,159)
–	–	–	569,154	–	569,154
–	–	–	(446,518)	–	(446,518)
–	–	–	–	–	(62,509,523)
45,082	–	–	–	–	45,136
650,782	–	–	–	–	650,832
(117,170)	–	–	–	–	(117,300)
143,001	–	(143,001)	–	–	–
303,614	–	1,088,599	–	–	1,392,213
223,590,211	–	–	–	–	223,603,162
–	800,686	–	–	–	800,686
–	(202,186)	–	–	–	(202,186)
$447,755,679	$ –	$ (605,446)	$ 437,479	$(139,022,657)	$308,602,422

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,	2001	2000	1999
Operating activities:			
Net loss	$(62,632,159)	$(32,885,911)	$(21,770,315)
Adjustments to reconcile net loss to net cash used in operating activities:			
In process research and development	24,920,000	–	–
Amortization of deferred compensation	1,392,213	4,862,804	4,478,887
Depreciation and amortization	7,197,365	3,743,108	1,941,672
Non-cash interest expense on conversion of debt	–	4,381,082	–
Non-cash forgiveness of loans	808,686	3,784,504	–
Loss on disposal of fixed assets	53,361	58,059	–
Changes in operating assets and liabilities:			
Inventories	(4,775,635)	(2,685,877)	(229,748)
Accounts receivable	(5,779,515)	(3,664,787)	–
Other current assets	3,272,526	(8,789,403)	(1,329,269)
Other assets	(3,064,224)	(4,077,156)	(220,714)
Accounts payable and accrued expenses	3,152,111	541,280	1,965,358
Unearned revenue	(2,155,106)	10,454,271	–
Other liabilities	(3,810,105)	3,898,061	453,537
Net cash used in operating activities	(41,420,482)	(20,379,965)	(14,710,592)
Investing activities:			
Purchase of equipment and leasehold improvements	(20,037,446)	(5,801,001)	(4,477,537)
Cash acquired from business combination	61,350,477	–	–
Purchases of marketable securities	(98,318,899)	(64,099,393)	(23,057,477)
Sales of marketable securities	50,952,844	574,790	628,999
Maturities of marketable securities	48,974,449	11,790,880	25,842,604
Net cash used in investing activities	42,921,425	(57,534,724)	(1,063,411)

YEARS ENDED DECEMBER 31,	2001	2000	1999
Financing activities:			
Net proceeds from initial public offering	–	144,056,842	–
Proceeds from issuance of convertible preferred stock	–	–	11,776,703
Repayment of long-term debt	–	(3,090,870)	–
Borrowings under capital lease obligations	1,274,792	905,398	912,149
Payments on capital lease obligations	(1,158,630)	(522,368)	(340,499)
Proceeds from sale of stock to consultants	–	1,486,827	–
Proceeds from exercise of stock options	45,136	415,332	222,394
Repurchase of unvested stock	(117,300)	–	–
Proceeds from Employee Stock Purchase Plan purchases	650,832	282,018	–
Loans granted to officers	(202,186)	(598,500)	–
Proceeds from exercise of warrants	–	27,597	–
Net cash provided by financing activities	492,644	142,962,276	12,570,747
Net increase (decrease) in cash and cash equivalents	1,993,587	65,047,587	(3,203,256)
Effect of exchange rate changes on cash and cash equivalents	(353,126)	(202,626)	(155,622)
Cash and cash equivalents at beginning of year	70,045,695	5,200,734	8,559,612
Cash and cash equivalents at end of year	$ 71,686,156	$ 70,045,695	$ 5,200,734
Supplemental schedule of non-cash investing and financing activities:			
Conversion of preferred stock to common stock upon initial public offering	$ –	$ 56,793,947	$ –
Conversion of long-term debt and interest payable to common stock	$ –	$ 7,387,010	$ –
Fair value of net assets acquired, less cash	$171,362,822	$ –	$ –
Supplemental disclosure of cash flow information:			
Interest paid	$ 343,484	$ 339,126	$ 500,760

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business

SEQUENOM, INC. (the "Company") was incorporated on February 14, 1994 in the State of Delaware. SEQUENOM is a discovery genetics company that has integrated a leading technology platform, sample repository, assay portfolio and innovative strategies for determining the medical impact of genes and genetic variations, known as single nucleotide polymorphisms, or SNPS. Utilizing a novel population genetics approach, the Company is systematically identifying potential disease-related genes that affect significant portions of the overall population. This approach is possible due to the pinpoint accuracy and specificity of SEQUENOM'S MassARRAY system. By focusing on disease genes with a broad population impact, the Company expects to play an important role in bringing new therapeutic products to the market while maximizing the return on drug development.

In September 2001, the Company completed the acquisition of Gemini Genomics, a company based in the United Kingdom. Gemini Genomics was a clinical genomics company focused on the discovery and commercialization of novel gene-based drug discovery targets. Gemini had collected and analyzed information from a wide range of human population groups, including twins, disease-affected families, isolated, or founder, populations and drug trial subjects. The transaction was accounted for using the purchase method of accounting and, accordingly, the results of operations have been included in the accompanying financial statements from the date of acquisition, which significantly affects the comparability of the financial information presented.

2. Summary of Significant Accounting Policies and Significant Accounts

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries located in Germany, the United Kingdom, Sweden and Canada. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are as follows:

- *Accrued acquisition and integration costs.* To the extent that exact amounts are not determinable, the Company has estimated amounts for direct costs of the acquisition of Gemini Genomics and the related restructuring costs in accordance with Emerging Issues Task Force ("EITF") 95-3, "Recognition of Liabilities in Connection with a

Purchase Business Combination." Accrued acquisition and integration related costs totaled approximately $6.5 million at December 31, 2001 and represented the amount the Company expects to incur related to facility exit costs. We expect that it may take us from six months to two years, or possibly longer, to sublease the identified surplus space. Materially different results would be likely if it takes longer than expected to sublease or terminate current lease agreements or if financial terms of subleases or termination of agreements are different than estimated.

- *Impairment of long-lived assets.* The Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated lives of its long-lived assets. The criteria used for these evaluations include management's estimate of the asset's continuing ability to generate income from operations and positive cash flows in future periods as well as the strategic significance of any intangible assets in the Company's business objectives. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Goodwill and other intangibles, primarily resulting from the acquisition of Gemini Genomics totaled approximately $154.8 million at December 31, 2001.

- *Valuation of deferred income taxes.* Valuation allowances are established to reduce deferred tax assets to the amounts expected to be realized. The likelihood of a material change in our expected realization of these assets depends on future taxable income, our ability to deduct tax loss carryforwards against future taxable income, the effectiveness of our tax planning and strategies in the multiple tax jurisdictions where we operate, and any significant changes in the tax treatment received on our business combinations.

Segment Reporting
Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures About Segments of an Enterprise and Related Information*, requires the use of a management approach in identifying segments of an enterprise. During 2001, the Company operated in one business segment, discovery genetics. Beginning in 2002, the Company will integrate the historical genetic discovery business with Gemini Genomics, and as a result will report financial results and the progress of the business in two distinct business units: SEQUENOM Genetic Systems and SEQUENOM Pharmaceuticals.

The Genetic Systems unit will be dedicated to the management and support of our MassARRAY hardware, consumable and software product offerings and the provision of genetic services to our customers.

The Pharmaceuticals unit will focus on disease gene discovery, target identification, validation and diagnostic and therapeutic product development.

Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments with maturities at date of purchase of three months or less.

Short-Term Investments
The Company's investment securities are classified as available-for-sale. These investments are stated at fair value with unrealized gains or losses included in comprehensive income (loss) until realized. Realized gains or losses, calculated based on the specific identification method are recorded in other income, net, and were not material for the years ended December 31, 2001, 2000 and 1999.

The amounts reported below as market value were obtained from investment manager reports.

At December 31, 2001, short-term investments consisted of the following:

	AMORTIZED COST	MARKET VALUE	UNREALIZED GAIN/(LOSS)
Corporate debt securities	$63,861,928	$64,205,120	$343,192
Certificates of deposit	3,125,770	3,116,487	(9,283)
Total short-term investments	$66,987,698	$67,321,607	$333,909

Approximately 49% and 51% of these securities mature within one and two years of December 31, 2001, respectively.

At December 31, 2000, short-term investments consisted of the following:

	AMORTIZED COST	MARKET VALUE	UNREALIZED GAIN/(LOSS)
Obligations of U.S. government agencies	$ 2,393,139	$ 2,415,716	$ 22,577
Corporate debt securities	65,840,750	65,962,334	121,584
Total short-term investments	$68,233,889	$68,378,050	$144,161

The Company invests primarily in commercial paper of prime quality, certificates of deposit, guaranteed bankers acceptance and US Government instruments, and by policy, limits the amount of credit exposure to any one issuer. At December 31, 2001, the Company had invested in no single financial instrument that represented a significant concentration of credit risk.

Restricted Cash
Restricted cash of $4,127,000 is held in term deposits with restrictions of withdrawal, in support of certain operating lease obligations. There was no restricted cash at December 31, 2000.

Concentration of Credit Risk
The Company grants credit generally on an unsecured basis to customers throughout North America, Europe,

and Asia. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. To reduce credit risk, certain sales are secured by letters of credit from commercial banks. The regional concentration of accounts receivables were as follows:

REGION	DECEMBER 31, 2001	PERCENT OF RECEIVABLE BALANCE	DECEMBER 31, 2000	PERCENT OF RECEIVABLE BALANCE
Europe	$ 611,055	6%	$ 816,314	19%
Asia	4,298,768	43%	1,212,578	28%
North America	5,085,474	51%	2,238,346	53%
Total	$9,995,297	100%	$4,276,238	100%

Approximately $8.5 million and $910,000 or 28% and 9% of the Company's revenues during the years ended December 31, 2001 and 2000, respectively, were derived from SNP validation services provided to pharmaceutical companies. If there were to be a change in the funding of these companies, it could have a material adverse impact on the Company's future results of operations.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market value. Standard cost, which approximates actual cost, is used to value inventories. The components of inventories were:

DECEMBER 31,	2001	2000
Raw materials	$3,858,684	$2,723,710
Work in process	61,462	1,976
Finished goods	4,130,602	197,532
Total	$8,050,748	$2,923,218

Property, Equipment and Leasehold Improvements

Equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets (generally 3 to 5 years, or the lease term, whichever is shorter). Leasehold improvements are amortized using the straight-line method over the estimated useful life of the improvement or the remaining term of the lease, whichever is shorter. The maximum estimated useful life of any leasehold improvement is 15 years from the completion of the improvement.

Property, equipment and leasehold improvements and related accumulated depreciation and amortization were as follows:

DECEMBER 31,	2001	2000
Land and building	$ 214,775	$ –
Laboratory equipment	25,425,875	9,676,662
Leasehold improvements	6,330,868	2,223,164
Office furniture and equipment	7,726,116	2,095,020
	39,697,634	13,994,846
Less accumulated depreciation and amortization	(14,599,158)	(5,877,246)
	$25,098,476	$ 8,117,600

Intangible Assets
Goodwill, which is from the Company's 2001 acquisition of Gemini Genomics represents the excess of cost over the fair value of the net tangible and identifiable intangible assets purchased. All other intangible assets, which include clinical data collections, purchased patents and license agreements, are recorded at cost and are amortized on a straight-line basis over estimated useful lives of 3 to 5 years.

Intangible assets consisted of the following at December 31, 2001:

Goodwill	$135,345,236
Clinical data collections	18,710,000
Purchased patents and licenses	2,370,000
	156,425,236
Less accumulated amortization	(1,664,494)
	$154,760,742

There were no intangible assets at December 31, 2000.

Software Costs
In accordance with SFAS No. 86, *Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed* and accordingly, purchased software is capitalized at cost and amortized over the estimated useful life, generally three years. Software developed for use in the Company's products and improvements to existing software incorporated in systems already in use by customers is expensed as incurred. Expenditures to date have been classified as research and development expense.

Fair Value of Financial Instruments
Financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments.

Revenue Recognition
In accordance with Staff Accounting Bulleting ("SAB") No. 101, *Revenue Recognition in Financial Statements*, revenues are recognized, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. Revenue is deferred for fees received before earned. Revenues from the MassARRAY system, consumables and proprietary software, are recognized generally upon shipment and transfer of title to the customer. The Company recognizes revenue allocated to maintenance fees for ongoing customer support over the maintenance period.

Revenues from SNP validation services are recognized at the completion of key stages in the performance of the service, which is generally delivery of SNP assay information. Grant revenue is recorded as the research expenses relating to the grants are incurred, provided that the amounts received are not refundable if the research is not successful. Amounts received that are refundable if the research is not successful would be recorded as deferred revenue and recognized as revenue upon the grantor's acceptance of the success of the research results.

Research and Development Costs
Research and development costs are expensed as incurred. These costs include: personnel expenses, contractor fees, laboratory supplies, facilities, miscellaneous expenses and allocation of corporate costs. These expenses are incurred during proprietary research and development activities, as well as providing services under collaborative research agreements and grants.

Foreign Currency Translation and Transactions
The financial statements of the Company's German, United Kingdom, Swedish and Canadian subsidiaries are measured using, respectively, the Euro ("EUR"), Great British pound ("GBP"), Swedish krona ("SEK"), and the Canadian dollar ("CAD") as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at the average daily rate of exchange during the reporting period. Resulting remeasurement gains or losses are recognized as a component of other comprehensive income. Transactions denominated in currencies other than the local currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transaction. Transaction gains or losses were not material for the years ended December 31, 2001, 2000 and 1999.

Stock-Based Compensation
As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations in accounting for stock-based employee compensation. Under APB 25, if the exercise price of the Company's employee and director stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized.

When the exercise price of the employee or director stock options is less than the estimated fair value of the underlying stock on the grant date, the Company records deferred compensation for the difference and amortizes this amount to expense in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 28, over the vesting period of the options.

Options or stock awards issued to non-employees are recorded at their fair value and periodically remeasured as determined in accordance with SFAS No. 123 and 96-18 and recognized over the related service period.

Comprehensive Income (Loss)
In accordance with SFAS No. 130, *Reporting Comprehensive Income*, unrealized gains or losses on the Company's available-for-sale securities and foreign currency translation adjustments are included in other comprehensive income (loss).

Net Loss Per Share
In accordance with SFAS No. 128, *Earnings Per Share*, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares are comprised of incremental common shares issuable upon the exercise of stock options and warrants, and common shares issuable on conversion of preferred stock, and were excluded from historical diluted loss per share because of their anti-dilutive effect.

Reclassifications
Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements
In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have infinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. During 2002, we will engage an independent third party to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. We have preliminarily estimated that the adoption of FAS 142 will result in a one-time, non cash charge in excess of $100.0 million in the first quarter of 2002, and will be reflected as a cumulative effect of an accounting charge.

In October 2001, the SFAS No.144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, effective for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS No. 121 and portions of APB Opinion No. 30 ("APB No. 30"). Although SFAS No. 144 retains many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. This distinction is important because assets to be disposed of are stated at the lower of their fair values or carrying amounts and depreciation is no longer recognized. The new rules also will supersede the provisions of APB No. 30 with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period in which the losses are incurred, rather than as of the measurement date as presently required by APB No. 30. In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The Company will apply the new rules on accounting for such assets beginning in the first quarter of fiscal year 2002, and does not believe that the application will have a material effect on the earnings and financial position of the Company.

3. Business Combination

In September 2001, SEQUENOM completed the acquisition of Gemini Genomics, a company based in the United Kingdom. Under the terms of the agreement, holders of Gemini Genomics ordinary shares received 0.2000 of a share of newly issued SEQUENOM common stock in exchange for each ordinary share of Gemini Genomics. Holders of Gemini Genomics American Depository Shares (ADSs) received 0.4000 of a share of newly issued SEQUENOM common stock in exchange for each Gemini Genomics ADS. As a result of this transaction, SEQUENOM issued approximately 13.0 million shares and assumed outstanding options and warrants, equivalent to approximately 1.2 million additional shares. The transaction was accounted for using the purchase method of accounting. The Company determined the purchase price of Gemini Genomics, which was acquired in September 2001, in accordance with EITF 99-12 which assigns a price to the shares issued based on the market price at the time of the announcement of the acquisition, which resulted in a purchase price of approximately $232.7 million, including transaction and integration costs of approximately $23.0 million. Had the Company valued the acquisition at the date that the deal was consummated in late September, the purchase price would have been approximately $120 million. Adoption of FAS 142 in the first quarter of 2002 will likely result in the Company recording a cumulative effect of a change in accounting principle to reduce the carrying value of the goodwill based on its then implied fair value. In connection with this transaction, the Company had an independent third party conduct a valuation of the intangible assets acquired in order to allocate the purchase price in accordance with Accounting Principles Board Opinion No. 16.

The total purchase price of $232.7 million is estimated to be allocated as follows (in millions):

Net tangible assets acquired	$ 53.8
In-process research and development	24.9
Intangible assets	18.7
Goodwill	135.3
	$232.7

The intangible assets are being amortized over their estimated useful lives of five years. The goodwill is not being amortized in accordance with SFAS No. 142, but will be subject to an annual impairment test. At the time of acquisition, the technological feasibility of the acquired in-process research and development had not yet been established and management determined that at this time the technology has no future alternative uses and accordingly, the value assigned to in-process research and development was immediately charged to the statement of operations.

The following unaudited pro forma data reflects the combined results of operations of the Company and Gemini Genomics as if the acquisition had occurred on January 1, of the respective year (in thousands, except per share data):

YEAR ENDED DECEMBER 31,	2001	2000
Revenues	$ 32,962	$ 10,159
Net loss	$(74,579)	$(49,958)
Net loss per share, basic and diluted	$ (2.00)	$ (1.41)
Weighted average shares outstanding	37,325,577	35,404,633

The above pro forma data does not reflect a $24.9 million in-process research and development charge that was recorded in September 2001.

4. Acquisition and Integration Costs

In connection with the acquisition of Gemini Genomics, the Company recorded approximately $23.0 million related to the costs associated with the acquisition and integration of Gemini. These expenses included transaction costs, personnel relocation and severence costs, and closure costs associated with excess facilities. As of December 31, 2001, the remaining liability of approximately $6.5 million relates substantially to facility exit costs. The amount accrued represents the portion of lease payments the Company expects to incur prior to subleasing or terminating its agreements relating to sites which have been determined to be in excess of the Company's needs. The Company expects that it may take from six months to two years to exit the commitments related to these facilities.

5. Long-Term Debt

In connection with the acquisition of Gemini Genomics, the Company has a credit agreement with a financial institution that provides for borrowings up to $25.0 million. Any borrowings under the agreement will be secured by cash and cash equivalents and will bear interest at the institution's reference rate less 0.5%, or 4.25% at December 31, 2001. As of December 31, 2001, $3.0 million was outstanding under this agreement which will be repaid in monthly installments of $125,000 plus interest, commencing in January 2002.

6. Commitments and Contingencies

Building Leases

The Company leases facilities in the United States, Germany, the United Kingdom and Sweden. In total, the Company leases space in eight buildings under leases that expire from June 2002 to June 2022.

Total rent expense under these leases was approximately $4.3 million, $1.4 million, and $562,000 in 2001, 2000 and 1999, respectively.

Capital Equipment Leases

During 1998, the Company entered into a master equipment lease agreement providing for borrowings up to $2.1 million. Under the agreement, the lessor will purchase equipment that the Company will lease subject to equal monthly payments for a 42-month period. No further amounts are available for borrowing under this agreement.

During 2000, the Company entered into an additional master equipment lease agreement providing for borrowings up to $8.0 million. Under the agreement, the lessor will purchase the equipment that the Company will lease subject to quarterly payments for 14 quarters. At December 31, 2001, the Company had borrowed $1.9 million under the agreement.

Property under capital leases is included in equipment and leasehold improvements, as follows:

YEAR ENDED DECEMBER 31,	2001	2000
Laboratory equipment	$ 3,297,315	$ 2,203,252
Leasehold improvements	34,357	34,357
Office furniture and equipment	216,967	216,966
	3,548,639	2,454,575
Less accumulated amortization	(2,379,416)	(1,467,650)
	$ 1,169,223	$ 986,925

The following is a schedule of future minimum lease payments at December 31, 2001:

YEAR ENDED DECEMBER 31,	CAPITAL LEASES	OPERATING LEASES
2002	$1,162,440	$ 5,372,945
2003	673,976	5,563,938
2004	464,372	5,975,894
2005	54,969	5,138,349
2006	–	5,247,670
Thereafter	–	57,843,759
	2,355,577	$85,142,555
Less amount representing interest	(205,173)	
Present value of minimum lease payments	2,150,404	
Less current portion	(1,059,095)	
Long-term capital lease obligations	$1,091,309	

Collaboration, Development, Licensing and Purchasing Agreements
The Company enters into various arrangements with corporate partners, licensors, licensees, vendors and others, as a part of its strategy for the research, development, commercialization and distribution of some of its products. The success of these agreements is dependent upon the parties' performance of their obligations as expected. It is uncertain if any revenue will be derived from any of the arrangements.

The Company has entered into license agreements allowing the Company to utilize certain patents. If these patents are used in connection with a commercial product sale, the Company will pay royalties ranging from 1% – 5% on the related product revenues. Through December 31, 2001, the Company has not sold any products for which a royalty is payable.

The Company entered into a purchase agreement that expires in 2002, which purportedly obligates the Company to purchase a minimum amount of components. Payments under this agreement totaled $0, $912,000 and $129,000 in 2001, 2000 and 1999 respectively. During 2001 the Company notified the vendor of its intent to cancel the agreement and is currently negotiating with the vendor to settle its remaining commitment. The other party to the agreement contends that the total remaining commitment at December 31, 2001 is approximately $4.5 million of which the Company has accrued $500,000 as of December 31, 2001.

Litigation
In November 2001, the Company and certain of its current or former officers and directors were named as defendants in a class action shareholder complaint filed in the United States District Court for the Southern District of New York. Similar complaints were filed in the same Court against hundreds of other public companies that conducted initial public offerings, or IPOs, of their common stock in the late 1990s. In the complaint, the plaintiff alleges that the Company, certain of its officers and directors, and its IPO underwriters violated the federal securities laws because the Company's IPO registration statement and prospectus contained untrue statements of material fact or omitted material facts regarding the compensation to be received by, and the stock allocation practices of, the IPO underwriters. The plaintiff seeks unspecified monetary damages and other relief. While hundreds of these lawsuits have been filed and served on various underwriters and other issuers, to date, the complaint has not been served on the Company or on any of our officers or directors named in the complaint. The Company denies all material allegations and, in the event it is served with the complaint, intends to defend the action vigorously.

In December 2001, the Company filed a complaint for declaratory judgment of patent non-infringement and invalidity against Myriad Genetics, Inc., and Myriad Genetics Laboratories, in the U.S. District Court for the Southern District of

California. The complaint was filed by the Company in response to letters received from Myriad and its attorneys in which Myriad asserted its belief that the Company was engaging in activities that infringe Myriad's purported patent rights under a specific U.S. patent. In March 2002, the Company entered into a settlement agreement with Myriad Genetics, Inc. and Myriad Genetics Laboratories, under which the Company acquired ownership of such patent rights and all parties agreed to dismiss the lawsuit with prejudice, and such dismissal was subsequently ordered by the court.

In addition, from time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.

7. Stockholders' Equity

Stockholder Rights Plan

On October 19, 2001 the Board of Directors of SEQUENOM, INC. (the "Company") approved the adoption of a Stockholder Rights Plan (the "Plan"). Terms of the Plan provide for a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.001 per share (the "Common Shares"), of the Company. The dividend distribution of one preferred share purchase right was paid on November 5, 2001 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase, under certain circumstances, from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (the "Preferred Shares"), at a price of $85 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. Each one one-hundredth of a Preferred Share has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a Common Share.

Initial Public Offering of Common Stock

In February 2000, the Company completed an initial public offering of its common stock and sold 6,037,500 common shares at $26 per share, for a total of approximately $157.0 million. In addition, all then-outstanding shares of preferred stock converted into common shares upon completion of the offering.

Net proceeds totaled approximately $144.1 million, after deducting underwriting discounts and commissions and direct incremental costs of approximately $12.9 million. The Company utilized approximately $3,080,400 of the remaining net proceeds and 294,992 shares of common stock to repay an aggregate of $6,137,000 in long-term debt and accrued interest.

Stock Compensation Plans

The Company maintains several stock option plans under which the Company may grant incentive stock options and non-qualified stock options to employees, consultants and non-employee directors. Options vest and expire according to terms established at the grant date. Options generally vest over a period four years from the date of grant and expire ten years from the date of grant. The plans provide for the grant of an aggregate of 4,750,000 shares of common stock. Beginning in 2001, the amount of authorized shares automatically increases by an amount equal to 4% of the outstanding common stock on the last trading day of the prior year, subject to an annual increase limitation of 2,000,000 shares.

The following summarizes all stock option transactions from January 1, 1999 through December 31, 2001.

OUTSTANDING	SHARES SUBJECT TO OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE
Outstanding at December 31, 1998	2,378,500	$ 0.47
Granted	1,080,500	3.00
Canceled	(58,250)	0.58
Exercised	(1,967,665)	0.96
Outstanding at December 31, 1999	1,433,085	1.87
Granted	925,000	54.83
Canceled	(236,629)	79.46
Exercised	(760,504)	1.48
Outstanding at December 31, 2000	1,360,952	24.20
Options assumed in connection with merger with Gemini	1,194,110	17.26
Granted	1,091,700	12.78
Canceled	(1,446,215)	29.39
Exercised	(53,566)	1.67
Outstanding at December 31, 2001	2,146,981	$ 11.61

In connection with the acquisition of Gemini Genomics, the outstanding options to purchase Gemini ordinary and ADS shares at varying prices were assumed by the Company for options to purchase SEQUENOM Common Stock at a weighted average exercise price of $17.26 per share. All options were fully vested upon completion of the merger.

At December 31, 2001, 1,481,832 shares were available for future option grants and 3,628,813 shares of common stock were reserved for issuance upon exercise of options.

The weighted average grant-date fair value of options granted in 2001, 2000 and 1999 was $9.97, $37.31 and $4.77, respectively.

The following table summarizes information about options outstanding at December 31, 2001:

	OPTIONS OUTSTANDING		OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICE	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	NUMBER EXERCISABLE AND VESTED	WEIGHTED AVERAGE EXERCISE PRICE
\$ 0.05 – \$ 6.02	911,440	6.90	383,853	\$ 2.52
\$ 6.56 – \$13.63	889,675	8.71	266,643	\$11.58
\$15.00 – \$95.38	345,866	8.64	278,879	\$36.51
\$ 0.05 – \$95.38	2,146,981	7.93	929,375	\$15.32

Option Exchange Program

On November 1, 2001, the Company initiated a voluntary stock option exchange program for its employees, officers and board members. As a result of a decline in the price of the Company's Common Stock during fiscal year 2001, the exercise prices associated with the majority of the Company's outstanding stock options were higher than the market price of the Company's Common Stock. The Board of Directors determined that these options were not attractive or effective as an incentive to retain and motivate employees and were unlikely to be exercised. By offering employees, officers and board members the opportunity to exchange certain of their stock options, the Company intended to provide its employees with the benefit of holding stock options that over time may have a greater potential to increase in value, and thereby create better incentives for its employees to remain with the Company and to contribute to the attainment of its business and financial objectives and the creation of value for its stockholders.

Pursuant to the terms of the program, employees, officers and board members of the Company were offered the opportunity to exchange all outstanding options to purchase shares of the Company's Common Stock with an exercise price equal or greater than \$10.00 per share for replacement options to purchase shares of the Company's Common Stock. The replacement options will be granted on May 31, 2002 and will have an exercise price equal to the fair market value of the Company's Common Stock on that date. Each replacement option will be subject to the same vesting schedule and have the same vesting commencement date as the option that it replaces. Approximately 1.2 million of the 3.3 million options issued and outstanding at the time of the offer were exchanged.

Employee Stock Purchase Plan

In 1999, the Company adopted the 1999 Employee Stock Purchase Plan ("1999 ESPP"). As of December 31, 2001, the Company had reserved 493,118 shares of common stock for issuance under the 1999 ESPP. Beginning in 2001, the amount of authorized shares available under the 1999 ESPP automatically increase each January 1st by an amount equal to 1% of the outstanding common stock on the last trading day of the prior year, subject to an annual increase limitation of 500,000. The 1999 ESPP will have a series of concurrent offering periods, each with a maximum duration of 24 months, however, no employee may participate in more than one offering period at a time. Employees may allocate up to 15% of their pay to purchase shares, limited to 1,000 shares per purchase period and $25,000 per calendar year. Shares are purchased semi-annually at 85% of the lower of the beginning or end of the period price. For the years ended December 31, 2001 and 2000, respectively, 50,422 and 12,761 shares were purchased by employees at an average price of $12.10 and $22.10 per share, respectively.

Had compensation cost for stock-based awards been determined consistent with the fair value method prescribed in SFAS No. 123, the Company's net loss would have been changed to the following pro forma amounts:

YEARS ENDED DECEMBER 31,	2001	2000	1999
Pro forma net loss	$(66,998,147)	$(43,191,748)	$(25,035,052)
Net loss as reported	$(62,632,159)	$(32,885,911)	$(21,770,315)
Pro forma net loss per share, basic and diluted	$ (2.41)	$ (1.92)	$ (30.17)
Net loss per share, basic and diluted, as reported	$ (2.25)	$ (1.46)	$ (26.23)

The fair value of stock-based awards was estimated at the date of grant as follows:

YEARS ENDED DECEMBER 31,	2001	2000	1999
Model	Black-Scholes	Black-Scholes	Minimum Value
Risk free interest rates	5%	6%	6%
Volatility	90%	90%	Not applicable
Dividend yield	0%	0%	0%
Weighted average life	4	4	4

The minimum value pricing model is similar to the Black-Scholes option valuation model which was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable, except that it excludes the factor for volatility.

Warrants

In connection with the acquisition of Gemini Genomics, the outstanding warrant to purchase 40,000 Gemini ordinary shares at an exercise price of £0.20p was adjusted to be exercisable for 8,000 shares of SEQUENOM Common Stock at an exercise price of $0.35 per share. This warrant was issued by Gemini in connection with a capital lease facility. This warrant has not been exercised and remains outstanding at December 31, 2001. This warrant expires on February 21, 2003.

In connection with the Series C Preferred Stock issued in May 1997, the Company issued warrants to purchase 106,508 shares of Series C Preferred Stock at an exercise price of $3.15 per share. These warrants expire in May 2007. As of December 31, 2001 and 2000, 35,083 of these warrants remain outstanding.

Notes Receivable for Stock

In 2000, the Board of Directors authorized the issuance of loans to executive officers, related to the taxes owed in connection with exercise of stock options. Loans totaling approximately $801,000 were issued. The notes bore interest at the applicable federal rate in existence when the notes were made (6.25%). The principal balance and related interest of the notes were required to be repaid the earlier of December 31, 2001 or within ten business days after the time of the closing of the Company's secondary offering of shares of its common stock, if at the time of the secondary offering the executive officers making the notes are allowed to sell their stock. In May 2001, the Board of Directors approved the forgiveness of the loans effective December 31, 2001, and the Company recorded compensation expense totaling approximately $807,000.

In 1999, the Board of Directors authorized the issuance of approximately $3.6 million in loans to executive officers, related to the exercise of their stock options. The notes were full recourse and were also secured by the underlying stock. The notes bore interest at the applicable federal rate in existence when the notes were made (approximately 6%). The principal amount of the notes and the related interest were required to be repaid on the earlier of two years from the origination date of the loans or in the event of a secondary public offering if the executive officers making the notes were allowed to sell their stock. An aggregate of $2.1 million of such loans were issued as of December 31, 1999. The remainder of the loans were issued in early 2000. In February 2000, the Board of Directors approved the forgiveness of the loans, and the Company recorded compensation expense aggregating $3.8 million.

Deferred Compensation

The Company has recorded deferred compensation of $1.7 million and $5.6 million in the years ended December 31, 2000 and 1999, respectively, in connection with the grants of certain stock options to employees. No deferred compensation was recorded during the year ended December 31, 2001. Amortization of deferred compensation totaled approximately $939,000, $3.7 million and $4.4 million during the years ended December 31, 2001, 2000 and 1999, respectively.

8. Income Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are shown below. A valuation allowance of $48,091,000 has been recorded, as realization of such assets is uncertain.

DECEMBER 31,	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$ 46,091,000	$ 26,469,000
Research and development credits	3,486,000	1,774,000
Capitalized research expenses	3,023,000	1,680,000
Other, net	1,711,000	(980,000)
Total deferred tax assets	54,311,000	28,943,000
Deferred tax liabilities:		
Intangible Assets	(6,220,000)	–
Valuation allowance	(48,091,000)	(28,943,000)
Net deferred tax assets (liabilities)	$ –	$ –

During 2001 the Company recorded foreign tax expense of $141,000 related to taxes withheld on income from foreign jurisdictions. This amount is included in other income.

At December 31, 2001, the Company has federal and state tax net operating loss carryforwards of approximately $80,188,000 and $28,094,000, respectively. The difference between the federal and state tax loss carryforwards is attributable to the capitalization of research and development expenses for state tax purposes and the 55% limitation on the California loss carryforwards beginning in 2000 and the 50% limitation in earlier years. The federal tax loss carryforwards will begin to expire in 2009, unless previously utilized. Approximately $358,000 of the state tax loss carryforwards expired in 2001 and the state tax loss carryforwards will continue to expire in 2002 unless previously utilized.

The Company also has German and United Kingdom (UK) net operating loss carryforwards of approximately $10,000,000 and $41,000,000, respectively, which may be carried forward indefinitely.

Approximately $32,000,000 of the UK net operating loss carryforwards were acquired with the purchase of Gemini Genomics and is fully reserved by the valuation allowance. To the extent these UK net operating loss carryforwards are utilized, such benefit will be recorded as a purchase accounting adjustment.

The valuation allowance includes a future tax benefit of approximately $570,000 related to stock option deductions, which, if recognized, will be allocated to additional paid in capital.

The Company also has federal and state research and development tax credit carryforwards of approximately $2,143,000 and $2,265,000, respectively. The federal research and development tax credit carryforwards will begin to expire in 2010 unless previously utilized.

Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company's federal net operating loss and credit carryforwards may be limited due to a cumulative change in ownership of more than 50% within a three year period.

Use of the Company's UK net operating loss carryforwards may be limited upon the occurrence of certain events such as the discontinuation or change in the nature or conduct of the business.

9. Savings and Pension Plans
The Company has a 401(k) savings plan covering most United States employees. In the United Kingdom and Sweden, the Company makes contributions to defined contribution pension plans. Under these plans, individual employees may make contributions to the plan, which can be matched by the Company in an amount determined by the Board of Directors or as determined by local statutes. The Company made matching contributions totaling approximately $261,000 and $111,000 in 2001 and 2000, respectively.

10. Geographic Information
The Company has wholly-owned subsidiaries located in Germany, the United Kingdom, Sweden, and Canada and has customer and vendor relationships worldwide. The following table presents information about the Company by geographic area. There were no material amounts of transfers between geographic areas. Included in the consolidated balance sheets and consolidated statements of operations are the following domestic and foreign components at December 31, 2001 and 2000.

YEAR ENDED DECEMBER 31,	2001	2000
Current assets:		
N. America	$100,186,041	$149,859,842
Europe	60,830,567	2,941,686
Asia	4,298,768	1,212,578
	$165,315,376	$154,014,106
Property, equipment and leasehold improvements, net:		
N. America	$ 23,479,024	$ 7,041,370
Europe	1,619,452	1,076,230
	$ 25,098,476	$ 8,117,600
Other assets:		
N. America	$155,845,112	$ 4,130,178
Europe	3,901,672	–
	$159,746,784	$ 4,130,178
Total assets:		
N. America	$279,510,177	$161,031,390
Europe	66,351,691	4,017,916
Asia	4,298,768	1,212,578
	$350,160,636	$166,261,884
Revenues:		
N. America	$ 21,634,898	$ 6,503,666
Europe	4,520,656	2,099,214
Asia	4,579,519	1,435,000
	$ 30,735,073	$ 10,037,880
Net loss:		
N. America	$ (46,024,401)	$ (24,195,724)
Europe	(10,859,337)	(2,320,633)
Asia	5,748,421	(6,369,554)
	$ (62,632,159)	$ (32,885,911)

11. Selected Quarterly Financial Data (unaudited)

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	TOTAL YEAR
2001					
Net sales	$ 5,180,490	$ 7,318,671	$ 8,723,849	$ 9,242,741	$30,465,751
Gross profit	1,028,252	2,273,569	3,362,552	4,021,666	10,686,039
Net income (loss)	(7,030,481)	(8,690,587)	(34,433,187)	(12,477,904)	(62,632,159)
Net income (loss) per share:					
Historical, basic and fully diluted	$ (0.29)	$ (0.36)	$ (1.37)	$ (0.33)	$ (2.25)
Shares used in calculated per share amounts:					
Historical, basic and fully diluted	24,317,175	24,356,766	25,098,290	37,360,318	27,816,470
2000					
Net sales	$ 1,450,525	$ 1,806,775	$ 2,783,962	$ 3,659,186	$ 9,700,448
Gross profit	422,071	708,492	625,516	1,370,663	3,126,742
Net income (loss)	(14,324,710)	(5,643,808)	(5,398,603)	(7,518,790)	(32,885,911)
Net income (loss) per share:					
Historical, basic and fully diluted	$ (0.85)	$ (0.23)	$ (0.22)	$ (0.31)	$ (1.46)
Shares used in calculated per share amounts:					
Historical, basic and fully diluted	$16,803,697	$24,277,843	$24,330,513	$24,368,687	$22,453,797

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors SEQUENOM, INC.

We have audited the accompanying consolidated balance sheets of SEQUENOM, INC. as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SEQUENOM, INC. at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Ernst + Young LLP

San Diego, California
February 18, 2002

CORPORATE INFORMATION

EXECUTIVE MANAGEMENT

Toni Schuh, Ph.D.
President & Chief Executive Officer

Charles R. Cantor, Ph.D.
Chief Scientific Officer

Stephen L. Zaniboni
Chief Financial Officer

Andreas Braun, M.D., Ph.D.
Chief Medical Officer

Delbert Foit, Jr.
Chief Operating Officer

Rick Episcopo
Executive Vice President of Commercial Operations

Jay Lichter, Ph.D.
Executive Vice President of Business Development

Richard Macdonald, Ph.D.
Senior Vice President of Corporate Research & Development

Karsten Schmidt, Ph.D.
Vice President European Operations, Managing Director SEQUENOM GmbH Hamburg, Germany

Paul J. Heaney, Ph.D.
Vice President of Advanced Systems

Tristan Orpin
Vice President of Corporate Sales & Marketing

Elizabeth Anderson
Vice President of Finance

Clarke W. Neumann
Vice President & General Counsel

BOARD OF DIRECTORS

Helmut Schühsler, Ph.D.
Chairman, Managing Partner, TVM Techno Venture Management

Toni Schuh, Ph.D.
President & Chief Executive Officer, SEQUENOM, Inc.

Kris Venkat, Ph.D.
Chairman & CEO, Sundari Enterprises, Inc.

Charles R. Cantor, Ph.D.
Chief Scientific Officer, SEQUENOM, Inc.

Prof. Ernst Günter Afting, Ph.D., M.D.
President, GSF-National Research Center for Environment and Health, Münich, Germany

John Lucas
Healthcare Industry Advisor for TVM

Michael Fitzgerald
Chairman, Shamrock International Holdings Limited

CORPORATE HEADQUARTERS SEQUENOM, INC.

3595 John Hopkins Court
San Diego, CA 92121
T: 858 202 9000
F: 858 202 9001
www.sequenom.com

U.S. EAST COAST OFFICE SEQUENOM, INC.

142-F North Road, Suite 150
Sudbury, MA 01776
T: 978 371 9830
F: 978 371 9844

EUROPEAN OFFICES
SEQUENOM GMBH

Mendelssohnstrasse 15 D
D-22761 Hamburg, Germany
T: 49 (0) 40 899676 0
F: 49 (0) 40 899676 10

SEQUENOM – GEMINI LTD.

162 Science Park, Milton Road
Cambridge, CB4 0GH
United Kingdom
T: +44 (0) 1223 435300
F: +44 (0) 1223 435301

SEQUENOM AB

Kungsangsvagen 29
Box 398
Uppsala S-751 06
Sweden
P: +46 18 4804500
F: +46 18 4804550

CANADIAN OFFICE
NEWFOUND GENOMICS

187 Lemarchant Road
St. John's, NF, A1C 2H5
Canada
T: 709 753 3900
F: 709 753 1927

ASIA PACIFIC OFFICE
SEQUENOM, INC. AT QIMR

300 Herston Road
Herston, QLD 4006
Australia
T: +61 (07) 3845 3672
F: +61 (07) 3845 3506

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young, LLP

GENERAL LEGAL COUNSEL

Cooley Godward LLP, San Diego

REGISTRAR AND TRANSFER AGENT

American Stock
Transfer & Trust Company
40 Wall Street
New York, NY 10005
T: 212 936 5100

ANNUAL MEETING

The annual meeting of stockholders
will be held at:
10:00AM, May 31, 2002
SEQUENOM, INC.
3595 John Hopkins Court
San Diego, CA 92121

INVESTOR RELATIONS CONTACT

Mark Henshaw
T: 858 202 9000
mhenshaw@sequenom.com

MEDIA RELATIONS CONTACT

Pete De Spain
T: 858 202 9000
pdespain@sequenom.com

FORM 10-K

A copy of the annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by contacting Investor Relations. Quarterly earnings releases, corporate news releases and certain SEC filings are available at www.sequenom.com


SEQUENOM™
32° 53' 31" North and 117° 14' 11" West



CORPORATE HEADQUARTERS

SEQUENOM is headquartered in San Diego, California with additional offices in Boston; Hamburg, Germany; Cambridge, United Kingdom; Newfoundland, Canada; Uppsala, Sweden & Queensland, Australia to provide sales & marketing, research & customer support to its expanding base of customers. SEQUENOM has also developed an extensive network with high quality distribution channel partners to complement sales activities in Asia.

COLOPHON

Books and manuscripts produced during the Renaissance ended with an inscription called a colophon which gave the name of the publisher/printer and technical facts – typeface, paper, etc. – of the book. The following data describe the design, production and printing of the SEQUENOM 2001 Annual Report.

DESIGN: Alden Incorporated, San Diego, California

PHOTOGRAPHY: Mason Morfit except page 80 – background image: NASA JSC Digital Image Collection; SEQUENOM building: Ken Hansen

SOFTWARE: QuarkXPress™ 4.11 for page layout; Adobe Photoshop® 6.0 for scanning and refining images; Adobe Illustrator® 9.0 for diagrams and Microsoft® Word 98 for word processing

HARDWARE: Apple Macintosh G4 Power PC (Mac OS 9.2) computers running on Ethernet network; Sony Trinitron® and Mitsubishi Diamond Pro® monitors; Epson® Expression 1600 desktop scanner and Xerox DocuColor 12 printer with Fiery X12 processor

TYPOGRAPHY: Adobe Janson® and Berthold Akzidenz Grotesk

ELECTRONIC PREPRESS: Creo EverSmart Pro II Scanner; Creo Brisque RIP and Imposition; Creo Trendsetter Spectrum 3244V Thermal Platesetter/Proofer (Neyenesch Printers, Inc.)

PRINTING: 6-color 40" Heidelberg CD 2000 (Neyenesch Printers, Inc.)

BINDERY: MBO Continuous Feed Folder; Heidelberg Polar/Mohr EMC 115 Cutter; Mueller Martini Model 3006 Perfect Binder

PAPER: Zanders Mega Dull (100# Cover and 115# Text) made from chlorine-free pulp (50% recycled with 20% post-consumer waste)

INK: Hostmann-Steinberg Printing Ink (25% vegetable oil)



SEQUENOM™

SEQUENOM™

www.sequenom.com